February 7, 2017

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2015, filed on February 16, 2016

Form 8-K, filed on October 26, 2016

Form 10-Q for the quarterly period ended September 30, 2016, filed on November 4, 2016

File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 6, 2017 with respect to the Form 10‑K for the fiscal year ended December 31, 2015 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 16, 2016 (the “Form 10‑K”), the Form 8-K of the Company, which was filed on October 26, 2016 (the “Form 8-K”), and the Form 10-Q of the Company for the quarterly period ended September 30, 2016, which was filed on November 4, 2016 (the “Form 10-Q”).

For convenience of reference, the Staff comments contained in your February 6, 2017 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and are followed by the corresponding response of the Company.

Form 10-Q for the quarterly period ended September 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Core Operating Income, page 40

1.

We have considered your responses to our prior comments 2 and 3. Please enhance your disclosure in future filings to provide a more robust discussion of TBA dollar roll income. Your enhanced disclosure should include the following:

•	a discussion of why you believe dollar roll income represents the economic equivalent of net interest income generated from investment in non-specified fixed-rate agency MBS.

•	an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.

RESPONSE:

In future filings, the Company will enhance its disclosure to provide a more robust discussion of TBA dollar roll income, including (i) a discussion of why the Company believes dollar roll income represents the economic equivalent of net interest income generated from investment in non-specified fixed-rate agency MBS and (ii) an explanation of how the Company calculates the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.

*               *               *               *               *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 703-373-0200.

Very truly yours,

/s/ Richard E. Konzmann

Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer

2